Exhibit 1

Transactions in the Securities of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

SJC Lending, LLC

Purchase	710,455	$0.06940	10/01/2025
Purchase	350,000	$0.06500	10/02/2025
Purchase	200,000	$0.06080	10/03/2025
Purchase	550,000	$0.06825	10/07/2025
Purchase	200,000	$0.07110	10/08/2025